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Golden Goliath Resources Ltd: Drilling Indicates

Widespread Disseminated Gold Mineralization

Press Release

Source: Golden Goliath Resources Ltd.

On Wednesday September 14, 2010

VANCOUVER, BRITISH COLUMBIA

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

HIGHLIGHTS

•

LH-21 (entire drill hole) has 151m of 0.25 g/t gold in Filo de Oro zone mineralization is open to depth in all directions

•

Filo de Oro zone has 1360m of strike length with assayed holes to date hosting disseminated gold mineralization underlain by high-grade silver veins

•

Drill Hole LH-18 a new discovery hole with wide mineralized zones related to intrusions indicating possible large tonnage potential at depth.

Golden Goliath is pleased to announce that the diamond drilling program on its Las Bolas - Los Hilos project is progressing well. The two part, 4,000 metre program started in July with surface diamond drilling in the Los Hilos area. To date, ten of the 21 planned holes have been completed. Drilling in the Las Bolas area will commence upon completion for the Los Hilos drilling. The drilling program is designed to accomplish several objectives; to increase the existing inferred resource, to substantiate the previously estimated potential target of the 12 known vein systems in the western portion of the property, evaluate at depth the rapidly developing open pit potential of the Filo de Oro trend and target the high grade veins.

Drilling to date has discovered wide spread disseminated gold mineralization over a 660m area extending south of the Los Hilos tunnel. The area north of the tunnel is now being tested and the first hole in this zone, located approximately 700m north of the tunnel, has intersected mineralization, but assays for this hole are still pending. The drill is currently turning a further 100m to the north. The Company is very pleased with the confirmation of mineralization over the Filo de Oro trend. Mineralization is hosted in a felsic rock sitting on top of higher grade zones.

The geological model of disseminated gold, hosted in felsic rocks, sitting on top of higher grade veins, hosted in mafic rocks, is true. The current drilling has proven that the disseminated gold mineralization on top with high grade silver veins deeper below exists over a wide area. Mineralization is also hosted in brecciated, porphyritic intrusive rocks, which indicates potential for a porphyry gold deposit. The drilling has been shallow to date, but the results to date indicate increasing potential at depth and deeper holes are being planned to further test this exciting area.

Based on the Company's work, Filo de Oro has two components. A large, near surface zone from 200 to 440 metres in width and approximately 230 metres thick, overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

High Grade vein Target(s):

LH-02 & LH-03 targeting Mosca de Plata intersected the high grade vein and returned ore grade intercepts. LH-02 drilled a wide zone of 138 g/t Ag, 0.11 g/t Au over 16.35m, including 343 g/t Ag and 0.12 g/t Au over 4m. LH-03 intersected the same vein system 55m to the east, with high grade sections such as 286 g/t Ag over 6.05m, including 485 g/t Ag over 3.5m.

The LH-12 and LH-13 were drilled to test the down-dip extension of underground channel-sampled high-grade-vein that returned 33.7 g/t Au, 205 g/t Ag over 3.7m. LH-12 returned 0.31 g/t Au over 16.8m & 32.60 g/t Ag, 0.34 g/t Au over 1.2m. Additional holes are now being planned to test the down dip extension of the high grade gold values in the tunnel from a different location based on the new information.

Disseminated gold Target:

Drill holes LH-04, LH-05, LH-18 & LH-21 were drilled in the upper part of the Los Hilos area to test the high-grade disseminated target. Complete assays for LH-04 & LH-05 are pending. The top part of the drill hole LH-05 is mineralized as 0.26 g/t Au over 20m including 0.31 g/t Au over 15.05m (bottom part assays are awaited). LH-18 was drilled 650m south of the Los Hilos tunnel to test a high-grade breccia on surface that had returned 8 g/t Au in historic sampling. Drill hole LH-18 intersected several porphyries and a mineralized granodioiritc intrusive. Two wide zones of gold mineralization of 0.22 g/t over 22.4m & 0.20 g/t over 30.1m were encountered in this drill hole.

LH-21 is mineralized in its entire 151m length of 0.25 g/t gold and the mineralization is open to depth and along strike. The current drilling, especially LH-18, LH-21, indicate that we are sitting on top of a large mineralized system and further deeper exploration of this system is essential to realize its full dimensions. Please refer to the drill hole plan map (http://media3.marketwire.com/docs/0914gng.jpg).

3,084,800 mN
773,000 mE
773,200 mE
N
W
E
S
LH-10
Area of drilling.
Las Bolas
Tunnel
Frijolar
El Corazon
0
200
400
metres
3,084,600 mN
3,084,400 mN
3,084,200 mN
Plomosa
Los Hilos East
LH-01
LH-02
LH-21
LH-03
LH-05
3,084,000 mN
Los Hilos West
LH-19
LH-13
LH-12
LH-04
3,083,800 mN
0
100
200
meters
3,083,600 mN
LEGEND
2010 Drill Hole Complete
Road
LH-18
LOS HILOS 2010
DRILL HOLE PLAN
Scale As Shown

The disseminated gold mineralization is also appearing in the felsic rocks underlain by agglomerates. The upper parts of holes LH-02, LH-03 also have disseminated style gold mineralization in the felsic rock. A summary in table form follows:

LOS HILOS DRIILING SUMMARY:

Ten drill holes, drilled to-date, and totaling 1461.7m targeting both disseminated and high-grade vein system in the Los Hilos Area; given below is the summary of the results.

Drill	From (metre)	To (metre)	Width (metre)	Target	Comment

LH-01	Hole abandoned due to technical problems (Encountered underground workings)

LH-02	71.65	88	16.35	Mosca de Plata Veins system	138 g/t Ag 0.11 g/t Au over 16.35
	Including
LH-02	84	88	4.0	Mosca de Plata Veins system	343 g/ Ag 0.12 g/t Au over 4m

LH-03	0	36.55	36.55	Los Hilos Vein system & Mosca de Plata vein structure	0.22 g/t Au over 36.6m

LH-03	76.40	77.7	1.3	Los Hilos Vein system	148 g/t Ag 0.17 g/t Au over 1.3m

LH-03	106.9	112.95	6.05	Mosca de Plata vein structure	286 g/t Ag over 6.05m
	Including
LH-03	106.9	110.4	3.5	N40 degrees W vein system Pozo de Oro	485 g/t Ag over 3.5m

LH-04	RESULTS PENDING

LH-05	RESULTS PENDING

LH-12	23.20	40.00	16.8	Los Hilos Veins & Breccia	0.31 g/t Au over 16.8m

LH-12	194.00	195.15	1.2	Los Hilos Veins & Breccia	32.60 g/t Ag 0.34 g/t Au over 1.2m

LH-13	No Significant Assays

LH-18	19.09	41.49	22.4	Lazaro Breccia and Veins	0.22 g/t Au over 22.4m

LH-18	119.6	149.7	30.1	Lazaro Breccia and Veins	0.20 g/t Au over 30.1m

LH-19	RESULTS PENDING

LH-21	0	151	151	Filo de Oro Zone	0.25 g/t Au over 151m. The Entire Drill Hole is mineralized

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

jps@goldengoliath.com

www.goldengoliath.com